September 23, 2008

Division of Corporation Finance
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

Re:         Technical Industries & Energy, Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 5, 2008
File No. 333-150437

Dear Mr. Madison:

We represent Energy & Technology Corp. (the “Company”), f/k/a Technical Industries & Energy, Corp.  We are in receipt of your letter dated August 22, 2008.  The following are our responses.

General

1.
When responding to our comments, please include in your cover letter responses that indicate the location of the revised disclosure.  Providing more than just an affirmative statement that you have revised such disclosure allows for a more efficient review of your filing.  Further, some of our comments ask you to provide us with an explanation, as well as make any required modification to your disclosure.

Response: The responses will include the location of the revised disclosure along with an explanation where required.

2.
Further, from a review of your amended filing it appears that, while you indicated in your response letter that you “revised the disclosure” for each of our comments, we were unable to determine where such revisions occurred.  In your transmittal letter, please indicate where those revisions can be found.  Upon filing of your next amendment, please ensure that both the comments in this letter and in our previous letter have all been addressed.

Response: The revision in the amended filing will be indicated.

Registration Statement cover Page

3.	Indicate your Primary Standard Classification Code. Furthermore, we reiterate our prior comment 4.

Response:  The Standard Classification Code 1389 has been updated in the revised filing.
Risk Factors, page 2

4.	We note your response to our previous comments 7 and 8 and ask that you please separate out the revised disclosure into separate risk factors.

Response:  The disclosure regarding Mr. Sfeirs control and the current status of capital resources and liquidity has been separated in the revised disclosure into two separate risk factors.

Our future success is dependent, in part, on the performance and continued service of George M. Sfeir….page 2

5.
Please revise this risk factor to reconcile Mr. Sfeir’s share ownership with the disclosure in your table on page 20.  Further, please clarify what type of ownership Mr. Sfeir holds in these 1,000 shares that are not disclosed in your table on page 20.

Response: The risk factor regarding Mr. Sfeir share ownership has been revised to include and clarify Mr. Sfeir’s individual ownership of 1,000 common shares.

Description of Business, page 8

6.
We note that you refer to numerous testimonials and attestations of individuals with regard to your products and services that are attached to the registration statement.  However, it does not appear that such documents are attached.  Please explain.

Response:  The disclosure has been revised to remove numerous testimonials and attestations of individuals with regard to our products and services that are attached to the registration statement.

7.
Your business description states that you offer, “several services, which can be described as engineering, manufacturing, sales, distribution, and non-destructive testing (“NDT”) services fro oilfield pipes and equipment.”   Please describe each of these services.  Further, include in such disclosure a description of your world wide accessible inventory tracking software.

Response: The description of business section has been revised to include description descriptions of the Company’s different services.  Further, a description of the Company’s world wide accessible tracking software has been included.

8.
Please revise and clarify the opening paragraph to your Description of Business.  Further, please explain and reconcile the third to last and penultimate sentence of the opening paragraph.  It is unclear how there could be no relationship between TII and TIE if Mr. Sfeir was a consultant to TII prior to the incorporation of TIE.

Response:  The opening paragraph of the Description of Business has been revised.  The statement indicating there was no relationship between TII and TIE has been removed.

9.
We reiterate prior comment 13.  Please provide us with objective third party support for your statement that, “No other system in the industry today can collect and store all available defects and wall thickness and outside diameter/ovality readings and store them in their proper position on the pipe, produce a three-dimensional image of the pipe, and allow the engineer to simulate burst, collapse, and pull apart the pipe on the computer prior to drilling.”  We are unable to locate the exhibits that you indicate you provided to us.

Response:  The disclosure has been revised statement that, “No other system in the industry today can collect and store all available defects and wall thickness and outside diameter/ovality readings and store them in their proper position on the pipe, produce a three-dimensional image of the pipe, and allow the engineer to simulate burst, collapse, and pull apart the pipe on the computer prior to drilling.” has been removed.

10.
We note our previous comment 17 and fail to see how you have revised your disclosure to provide third party support for the statement that major oil companies including BP and Exxon Mobile “favor” the use of your depth scope.  In that regard, we were not able to locate the “attached articles” which you indicate that you provided to us.  Finally, if you choose to include Dr. Payne’s statement in the prospectus, please file consent from him as an exhibit to the registration statement.

Response:  The disclosure has been revised to remove the statement that major oil companies including BP and Exxon Mobile “favor” the use of your depth scope.

11.
We note our previous comment 18 and are unable to locate revised disclosure that you indicate you provided regarding the percentage of sales represented by each “major” customer.  Further, please reconcile your statement that “TIE does not depend on any single customer or group of customers”  with Note 11 on page F-18 where you indicate that you had one customer who represents 63% of your total revenue.

Response:  The disclosure has been revised to add a table in the Description of Business section that presents sales to major customers for the six months ended June 30, 2008, and for the years ended December 31, 2007 and 2006. Also, the language in footnotes to the financial statements which stated that “TIE does not depend on any single customer or group of customers”, has been removed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

12.
Your revised disclosure seems to indicate that your competitors plan to develop similar technology that would be available to your customers.  Please explain why this would not be a risk factor that should be addressed in your registration statement.  Also, clarify the phrase “who selected Shell and industry engineer.”  Tell us the names of the Chairman and Co-Chairman.

Response:  A risk factor has been added regarding competitors plans to develop similar technology that would be available to our customers.

13.	In response to comment 30, you reference an attached press release but we are unable to locate that press release.

Response:  The disclosure has been revised the reference to BP and Baker Oil has been removed.

Financial Statements

General

14.	Please update your filings to include financial statements through your quarter ended June 30, 2007 to comply with Rule 8-80 of Regulation S-X.

Please make similar updates to both the statement of operations and the balance sheet sections of your summary financial date on page 1, and to your M D& A starting on page 11.  Additionally, please ensure that all of the amounts for each period presented in your summary financial data agree to   their equivalent amounts reported in the financial statements.

Response:  The disclosure has been revised to update the summary of financial data on page 1 and have revised the MD&A for the numbers and amounts for the June 30, 2008 financial statements.

Consolidated Statements of Cash Flows, page F-6

15.
We note during 2007 you acquired property and equipment and recognized an accrued liability for the outstanding unpaid balance.  Please note cash payments to reduce the accrued liability balance should be presented as an investing activity.  Please revise your statement of cash flows for the interim period ended March 31, 2008 to reclassify these cash payments from a financing activity to an investing activity.

Response:  The statement of cash flows for the interim period ended June 30, 2008 reflect that the cash payments to reduce the accrued liability balance has been presented as an investing activity.

Note 1 – Organization, page F-8

16.
In response to prior comment 23, we note your revised disclosure indicating that your par value was arbitrarily established in order to comply with Delaware state laws.  However, it is still unclear to us why your common stock account balance appearing on your balance sheets does not reflect the par value of the 125,000,000 shares issued for the founder services rendered.  We reissue our prior comment 23.

In addition, please explain to us why you do not believe it is necessary to present the transactions impacting your equity accounts in a statement of changes instockholders’ equity.  Generally, statements of changes in stockholders’ equity are required for each of the two fiscal years preceding the date of the most recent audited balance sheet presented.  Refer to Rule 8-02 of Regulation S-X for further guidance.

Response:  The equity section of the consolidated balance sheet has been revised to reflect the 125,000,000 shares issued, and have recorded a corresponding Discount on Capital Stock.  A Statement of Changes in Stockholders’ Equity has been added.

Note 3 – Summary of Significant Accounting Policies, page F-10

Credit Risk, page F-11

17.
We note while you disclose that two customers made up 74% of your revenues for the three months ended March 31, 2008 and 79% of your receivable balance at March 31, 2008, and one customer made up 63% of your revenues for the year ended December 31, 2007 and 46% of your receivable balance at December 1, 2007, you state that your concentration of credit risk with respect to trade receivables is limited due to your large number of customers.  These statements appear to contradict each other.  Please clarify how you reached your limited concentration of credit risk conclusion in light of your significant dependency on few customers.

Response:   The disclosure has been revised to delete the language which stated “TIE does not depend on any single customer or group of customers”.

Note 8 – Capital Leases, page F-15

18.	It does not appear that you disclosed your future minimum lease payments in aggregate and for each of the five succeeding fiscal years for your equipment capital leases. We re-issue prior comment 26.

Response:   The disclosure has been revised to indicate that the leases ended in 2007, and that the Company exercised its bargain purchase options during 2007.  As such, there are no future minimum lease payments.

Exhibit 3.2, By-laws of the Company
Article V. Section 1.

19.
We note your response to our previous comment 40 and but are unable to locate your revised disclosure.  Also, it is not clear to us from your supplemental response how you will be in compliance with Article V, Section 1 of your bylaws once you have sold any shares in this offering.

Response: The revised document includes the additional officers appointed by the Company.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/Gregg E. Jaclin
Gregg E. Jaclin